corrected copy 2/29/12
KH. 4/18





SECU[illegible] 12060810 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 William Street - Suite G50

(No. and Street)

Wellesley	Massachusetts	02481-4118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BRIGGS 617-274-1706

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE J. ROBERTS, CPA, PC

(Name – *if individual, state last, first, middle name*)

65 Walnut Street - Suite 302	Wellesley Hills	Massachusetts	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/18

Consilium Partners LLC – 2011 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (B)

Statement of Financial Condition

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2011 and 2010

Assets

	2011	2010
Current assets:		
Cash	$ 106,251	$ 30,243
Accounts receivable	75,500	24,360
Prepaid expenses	13,896	3,672
Total current assets	195,647	58,275
Property and equipment, at cost:		
Equipment	76,859	76,859
Leasehold improvements	4,558	4,558
Furniture and fixtures	22,247	22,247
	103,664	103,664
Less: accumulated depreciation	96,035	93,986
Net property and equipment	7,629	9,678
Other assets:		
Rental deposits	16,803	16,752
Total assets	$ 220,079	$ 84,705

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2011 and 2010

Liabilities and Members' Equity

	2011	2010
Current liabilities:		
Accounts payable	$ 18,071	$ 9,057
Accrued expenses	73,750	5,500
Total current liabilities	91,821	14,557
Commitments		
Members' equity:		
Members' equity	128,258	70,148
Total liabilities and members' equity	$ 220,079	$ 84,705

See accompanying notes to financial statements and independent auditor's report.

Consilium Partners LLC – 2011 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (C)

Statement of Income (Loss)

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Consulting fees	$ 881,915	$ 342,000
Reimbursed expenses	63,000	----
Total revenues	944,915	342,000
Cost and expenses:		
Sales and marketing	39,513	15,682
General and administrative	191,293	119,110
Guaranteed payments to partners	656,165	231,248
Total costs and expenses	886,971	366,040
Income (loss) from operations	57,944	(24,040)
Other income:		
Interest income	166	281
Net income (loss)	58,110	(23,759)
Balance beginning of year	70,148	83,907
Member contributions/(redemptions)	----	10,000
Balance end of year	$ 128,258	$ 70,148

See accompanying notes to financial statements
and independent auditor's report.

Item (D)

Statement of Changes in Financial Condition

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 58,110	$ (23,759)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	2,049	2,278
Changes in:		
Accounts receivable	(51,140)	1,640
Prepaid expenses	(10,224)	(1,461)
Rental deposits	(51)	1,245
Accounts payable	9,014	(869)
Accrued expenses	68,250	(12,000)
Net cash provided by (used by) operating activities	76,008	(32,926)
Cash flows from investing activities:		
Purchase of property and equipment	----	(2,977)
Net cash used by investing activities	----	(2,977)
Cash flow from financing activities:		
Capital contributions	----	10,000
Net cash provided by financing activities	----	10,000
Increase (decrease) in cash	76,008	(25,903)
Cash at beginning of year	30,243	56,146
Cash at end of year	$ 106,251	$ 30,243

See accompanying notes to financial statements
and independent auditor's report.

Item (E)

Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Consulting fees	$ 881,915	$ 342,000
Reimbursed expenses	63,000	----
Total revenues	944,915	342,000
Cost and expenses:		
Sales and marketing	39,513	15,682
General and administrative	191,293	119,110
Guaranteed payments to partners	656,165	231,248
Total costs and expenses	886,971	366,040
Income (loss) from operations	57,944	(24,040)
Other income:		
Interest income	166	281
Net income (loss)	58,110	(23,759)
Balance beginning of year	70,148	83,907
Member contributions/(redemptions)	----	10,000
Balance end of year	$ 128,258	$ 70,148

See accompanying notes to financial statements
and independent auditor's report.

Item (F)

Statement of Changes in Liabilities Subordinated to Claims of Creditors

(Not applicable)

Item (G)

Computation of Net Capital

CONSILIUM PARTNERS LLC
AUDITED COMPUTATION OF NET CAPITAL
12/31/2011

Members' Equity (per balance sheet)		$ 128,258
Less nonqualified assets:		
Accounts receivable	$ 75,500	
Prepaid expenses	13,896	
Net property and equipment	7,629	
Rental deposits	16,803	
		113,828
Less Securities haircuts		
Penalty for early withdrawal on CD's		17
Net Capital		$ 14,413
Required Minimum Capital		
Greater of $ 5,000 or 6 2/3% of aggregate indebtedness		6,121
Excess Net Capital		$ 8,292

N.B.-The above was prepared and audited by George J. Roberts, CPA, PC. In accordance with Sec. 240. 15c3-1

There were no material inadequacies or differences noted between the client's calculation and the audited calculation above

Item (H)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(Not applicable)

CONSILIUM PARTNERS LLC
CUSTOMER PROTECTION-RESERVES
12/31/2011

Attachment B

The broker/dealer(Consilium Partners LLC) is deemed exempt from the provisions of section 240. 15c3-3(Customer Protection-reserves and custody of securities).

The organization carries out no margin accounts and did not receive any funds from customers with their activities as a broker/dealer in connection with the sale, purchase, and or redemption of securities.

The organization did not hold funds or securities for, or owe money or securities to customers at any point during the year. The only funds received by the broker/dealer from customers were direct consulting and management fees based on signed contracts with the customer.

Item (I)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

(Not applicable)

Item (J)

Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

(Not applicable)

Item K

Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation

(Not applicable)

Item (L)

An Oath or Affirmation

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public Norfolk County 02/27/12 Provided MA-DRIV-LIC



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2011 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (M)

Copy of the SIPC Supplemental Report

George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047

george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT ACCOUNTANT'S REPORT

Consilium Partners, LLC
Wellesley, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Consilium Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Consilium Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Consilium Partners, LLC's management is responsible for the Consilium Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entires in the Bank of America account noting no difference.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and reports noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assesment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matter might have come to my atttention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



George J. Roberts, CPA, PC
Wellesley Hills, Massachusetts

February 23, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052947 FINRA DEC
CONSILIUM PARTNERS LLC 12*12
20 WILLIAM ST STE G50
WELLESLEY MA 02481-4118

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard D. Briggs Jr
617-274-1706

2. A. General Assessment (item 2e from page 2) $ 2362

B. Less payment made with SIPC-6 filed (exclude interest) (1847)

11/21/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 515

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 515

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 515

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Consilium Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 944,915

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 0

2d. SIPC Net Operating Revenues $ 944,915

2e. General Assessment @ .0025 $ 2,362

(to page 1, line 2.A.)

Consilium Partners LLC – 2011 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

No material inadequacies were found to have exist or to have existed since the date of the previous audit



65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047
george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT ACCOUNTANT'S REPORT

Consilium Partners, LLC
Boston, Massachusetts

I have examined management's assertion included in its representation letter dated February 17, 2012 that Consilium Partners, LLC maintained effective internal control over financial reporting and safeguarding securities as of December 31, 2011.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that I considered necessary in the circumstances. I believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risks that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that reply on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,



George J. Roberts, CPA, PC
Wellesley, Massachusetts

February 17, 2012

Consilium Partners LLC – 2011 Annual Audit

SEC File Number: 8-52947 Firm ID: 104486

Complete Audited Financial Statements

CONSILIUM PARTNERS LLC

Financial Statements

and

Independent Auditor's Report

December 31, 2011 and 2010

TABLE OF CONTENTS

George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047

george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners
Consilium Partners LLC
Wellesley, Massachusetts

I have audited the accompanying balance sheet of Consilium Partners LLC as of December 31, 2011 and 2010 and the related statements of income, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners LLC as of December 31, 2011 and 2010 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GEORGE J. ROBERTS CPA, P.C.
Wellesley, Massachusetts

February 17, 2012

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2011 and 2010

Assets

	2011	2010
Current assets:		
Cash	$ 106,251	$ 30,243
Accounts receivable	75,500	24,360
Prepaid expenses	13,896	3,672
Total current assets	195,647	58,275
Property and equipment, at cost:		
Equipment	76,859	76,859
Leasehold improvements	4,558	4,558
Furniture and fixtures	22,247	22,247
	103,664	103,664
Less: accumulated depreciation	96,035	93,986
Net property and equipment	7,629	9,678
Other assets:		
Rental deposits	16,803	16,752
Total assets	$ 220,079	$ 84,705

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Balance Sheets
December 31, 2011 and 2010

Liabilities and Members' Equity

	2011	2010
Current liabilities:		
Accounts payable	$ 18,071	$ 9,057
Accrued expenses	73,750	5,500
Total current liabilities	91,821	14,557
Commitments		
Members' equity:		
Members' equity	128,258	70,148
Total liabilities and members' equity	$ 220,079	$ 84,705

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Statements of Income and Members' Equity
Years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Consulting fees	$ 881,915	$ 342,000
Reimbursed expenses	63,000	----
Total revenues	944,915	342,000
Cost and expenses:		
Sales and marketing	39,513	15,682
General and administrative	191,293	119,110
Guaranteed payments to partners	656,165	231,248
Total costs and expenses	886,971	366,040
Income (loss) from operations	57,944	(24,040)
Other income:		
Interest income	166	281
Net income (loss)	58,110	(23,759)
Balance beginning of year	70,148	83,907
Member contributions/(redemptions)	----	10,000
Balance end of year	$ 128,258	$ 70,148

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Statements of Cash Flows
Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ 58,110	$ (23,759)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Depreciation	2,049	2,278
Changes in:		
Accounts receivable	(51,140)	1,640
Prepaid expenses	(10,224)	(1,461)
Rental deposits	(51)	1,245
Accounts payable	9,014	(869)
Accrued expenses	68,250	(12,000)
Net cash provided by (used by) operating activities	76,008	(32,926)
Cash flows from investing activities:		
Purchase of property and equipment	----	(2,977)
Net cash used by investing activities	----	(2,977)
Cash flow from financing activities:		
Capital contributions	----	10,000
Net cash provided by financing activities	----	10,000
Increase (decrease) in cash	76,008	(25,903)
Cash at beginning of year	30,243	56,146
Cash at end of year	$ 106,251	$ 30,243

See accompanying notes to financial statements
and independent auditor's report.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2011 and 2010

Note 1 - Business activity.

Consilium Partners LLC (Limited Liability Company) is a Wellesley Massachusetts-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenue is recognized in two phases of the Company's engagements. The first phase is the retainer fee to start the engagement. The second phase is the consulting and execution process, in which the engagement is completed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits.

CONSILIUM PARTNERS LLC

Notes to Financial Statements
December 31, 2011 and 2010

Note 2 - continued.

Accounts receivable:

At December 31, 2011 and 2010, the Company provided for an allowance for doubtful accounts receivable of $0. The Company believes that the receivables are fully collectable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Equipment	5 years
Leasehold improvements	3 years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $2,049 and $2,278 for the years ended December 31, 2011 and 2010.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $13,712 and $5,125 for the years ended December 31, 2011 and 2010.

Income taxes:

The Company is treated as a partnership for federal and Massachusetts income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

The Company is required to recognize in its financil statements the impact of a tax position, if that position is more likely than not of being sustained on audit based on the technical merits of that position. As of December 31, 2001 and 2010, the Company did not have any material uncertain tax positions.

See independent auditor's report.

Note 3 - Commitments.

The Company leases office facilities in Wellesley under a lease beginning March 26, 2010 and expiring June 30, 2015, subject to annual tax, maintenance and operations expense escalations. The Company sub-leased some of its office facilities during the year amounting to $ 37,900 and $ 22,500 for 2011 and 2010, respectively. Rent expense amounted to $ 50,899 and $37,664 for 2011 and 2010, respectively.

Minimum lease payments are as follows:

2012	73,760
2013	75,680
2014	77,600
2015	39,040
Total	$ 266,080

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2011 and 2010, a payable of $73,750 and $5,500 was accrued relative to income collected and receivables billed but not paid to the partners.

Note 5 - Supplemental cash flow information.

Cash paid for interest and income taxes for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Interest paid	$ 25	$ 60
Income taxes	$ ----	$ ----

See independent auditor's report.

CONSILIUM PARTNERS LLC

Supplementary Information
December 31, 2011 and 2010

	2011	2010
Sales and marketing:		
Meals and entertainment	$ 9,604	$ 4,872
Travel	16,197	5,685
Marketing	13,712	5,125
Total sales and marketing	$ 39,513	$ 15,682
General and administrative:		
Rent	$ 50,899	$ 37,664
Payroll	68,661	26,387
Payroll taxes	8,269	4,861
Professional services	10,778	9,775
Office supplies	9,754	5,951
Dues and subscriptions	6,740	6,908
Depreciation	2,049	2,278
Telephone	7,018	4,579
Outside services	9,655	5,966
Donations	----	100
Printing	----	1,638
Insurance	4,024	3,907
Licenses and permits	6,588	4,163
Miscellaneous	6,502	4,862
Postage and delivery	356	71
Total general and administrative	$ 191,293	$ 119,110

See accompanying notes to financial statements
and independent auditor's report.